     As filed with the Securities and Exchange Commission on July 11, 1995

                                                      Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------

                           NATIONAL MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   13-2658741
                    (I.R.S. Employer Identification Number)

                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                    (Address of principal executive offices)


    National Media Corporation's Amended and Restated 1991 Stock Option Plan
          National Media Corporation's 1995 Management Incentive Plan
           Employment Agreement dated August 26, 1994 by and between
                National Media Corporation and Mark P. Hershhorn
                              (Full Title of Plan)


            Mark P. Hershhorn, President and Chief Executive Officer
                           National Media Corporation
                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                    (Name and address of agent for service)

                                 (215) 772-5000
         (Telephone number, including area code, of agent for service)

                               ------------------

                                   Copies to:

                            Brian J. Sisko, Esquire
                  Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 568-6060

                        CALCULATION OF REGISTRATION FEE


===============================================================================================================
                                                     Proposed                  Proposed             Amount of
 Title of Securities       Amount to be          Maximum Offering         Maximum Aggregate       Registration
   to be Registered         Registered            Price Per Share           Offering Price             Fee
- ---------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share         3,199,000               $9.75(1)                   $31,190,250(1)       $10,755
- ---------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share          450,000                $3.50(2)                    $1,575,000(2)        $543
===============================================================================================================


(1) Based on the average of the high and low sales of the Registrant's Common Stock as reported on the New York Stock Exchange on July 7, 1995, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(2) Based on the exercise price of $3.50 per share of the Registrant's Common Stock pursuant to that certain Employment Agreement dated August 26, 1994 by and between the Registrant and Mark P. Hershhorn in accordance with Rule 457(h) under the Securities Act of 1933.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


         A reoffer prospectus prepared in accordance with the requirements of
Part I of Form S-3 is being filed with the Commission as part of this Registration Statement. The Section 10(a) prospectus is not being filed with the Commission as part of this Registration Statement.

PROSPECTUS
- ----------
                           NATIONAL MEDIA CORPORATION
                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 772-5000

                      ------------------------------------
                        3,649,000 Shares of Common Stock
                      ------------------------------------


         The shares (the "Shares") of Common Stock, par value $.01 per share, of National Media Corporation (together with its subsidiaries, the "Company") which are the subject of this Prospectus and which may be sold from time to time are shares which have been acquired by certain officers and directors or former officers and directors of the Company (the "Selling Stockholders"), or which may be acquired by them from time to time from the Company, upon the exercise of options to purchase such Shares granted to the Selling Stockholders, or the grant of such Shares to the Selling Stockholders by the Company pursuant to (i) the Company's Amended and Restated 1991 Stock Option Plan (the "Option Plan"),
(ii) the Company's 1995 Management Incentive Plan (the "Management Plan") and
(iii) that certain Employment Agreement dated August 26, 1994 by and between the Company and Mark P. Hershhorn (the "Employment Agreement"). As of the date hereof, up to 2,449,000 Shares are issuable under the Option Plan, 750,000 Shares are issuable under the Management Plan and 450,000 Shares are issuable under the Employment Agreement. See "Selling Stockholders".

         It is anticipated that the Shares may be offered for sale by one or more of the Selling Stockholders, in their discretion, on a delayed or continuous basis from time to time in transactions in the open market at prices prevailing at the time of sale on the New York Stock Exchange and Philadelphia Stock Exchange under the symbol "NM," or in private transactions at negotiated prices or otherwise. Such transactions may be effected directly by the Selling Stockholders, each acting as principal for his own account. Alternatively, such transactions may be effected through brokers, dealers or other agents designated from time to time by the Selling Stockholders, and such brokers, dealers or other agents may receive compensation in the form of customary brokerage commissions or concessions from the Selling Stockholders or the purchasers of the Shares. The Selling Stockholders, brokers who execute orders on their behalf and other persons who participate in the offering of the Shares on their behalf may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act") and a portion of the proceeds of sales and commissions or concessions therefore may be deemed underwriting compensation for purposes of the Securities Act. The Company will not receive any part of the proceeds from the sale of Shares by the Selling Stockholders.

         The Company will pay all costs and expenses incurred by it in connection with the registration of the Shares under the Securities Act. The Selling Stockholders will pay the costs associated with any sales of Shares, including any discounts, commissions and applicable transfer taxes.

         See "Risk Factors" for a discussion of certain factors to be considered by purchasers of the Shares.
                      ------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June 11, 1995.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY THE SECURITIES TO WHICH THIS PROSPECTUS RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE AS OF WHICH INFORMATION IS SET FORTH HEREIN.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Common Stock of the Company is listed on the New York and the Philadelphia Stock Exchanges, and reports, proxy and information material and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

         This Prospectus constitutes a part of a registration statement on Form S-8 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Public Reference Section of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (the "1995 Annual Report");

         (b)      The Company's Current Report on Form 8-K dated April 13, 1995;
                  and

         (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports filed for the purpose of updating such description.

         All documents filed pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion or termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Marshall A. Fleisher, Vice President/Legal and Corporate Secretary, National Media Corporation, 1700 Walnut Street, Philadelphia, Pennsylvania 19103,
(215) 772-5000.

                                  THE COMPANY

         The Company's business involves the use of direct response transactional television programming, known as infomercials, to sell consumer products. The Company is engaged in this form of direct marketing of consumer products in the United States and Canada through its wholly-owned subsidiary, Media Arts International, Ltd. ("Media Arts"), which the Company acquired in 1986, and internationally through its wholly-owned subsidiaries, Quantum International Limited ("Quantum"), which the Company acquired in 1991 and Quantum International Japan Company Limited ("Quantum Japan") which the Company formed in early fiscal 1996. In addition, the Company markets products of independent third parties who provide programs to the Company. To capitalize on the consumer awareness and familiarity that the Company's infomercials create for its products, the Company, along with its strategic partners, also markets and sells its products through non-infomercial distribution channels, including retail stores and television home shopping programs.

         The Company is a Delaware corporation, with its principal executive offices located at 1700 Walnut Street, Philadelphia, Pennsylvania 19103 (telephone number (215) 772-5000).


                                  RISK FACTORS

         The securities offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information set forth in this Prospectus (including the information set forth in the documents incorporated herein by reference), the following factors should be considered carefully by prospective investors in evaluating an investment in the shares of Common Stock offered by this Prospectus.

         Financial Condition of the Company. The Company has suffered net losses in three of its last four fiscal years, including a net loss of $8,699,000 incurred during the fiscal year ended March 31, 1994 and a net loss of $672,000 incurred during the fiscal year ended March 31, 1995. Working capital decreased substantially, to $1,377,000 at March 31, 1994 from $7,995,000 at March 31, 1993 and increased to $22,081,000 at March 31, 1995 from $1,377,000 at March 31, 1994. The weakening of the Company's financial results for fiscal 1994 as compared to fiscal 1993 resulted primarily from unusual charges in the amount of $9,049,000. These charges included, among others, $4,127,000 for certain legal settlements and $1,138,000 in legal fees associated with the settlements and shareholders' federal class action lawsuits. The results of the Company's operations for the 1995 fiscal year included approximately $5,518,000 in unusual charges and severance amounts. (See Notes 7 and 17 to the Notes to Consolidated Financial Statements included in the 1995 Annual Report.)

         As of July 13, 1994, as noted in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Annual Report"), based upon the presence of certain conditions, the Company's independent auditors opined that such conditions raised substantial doubt as to the Company's ability to continue as a going concern. The Company's 1995 fiscal year end audited financial statements contain an unqualified opinion of its independent auditors. No assurance can be given that the Company's position will continue to improve. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources," in each of the 1995 and 1994 Annual Reports.

         The Company has not declared or paid a cash dividend on the Common Stock since the quarter ended December 31, 1991 and the Board of Directors does not anticipate that dividends will be paid in the near future. In addition, that certain Note and Warrant Purchase Agreement dated as of October 19, 1994 by and among the Company, certain of its subsidiaries and Safeguard Scientifics (Delaware), Inc. provides that, so long as any notes remain outstanding and unpaid, the Company may not declare or pay any dividends or make any other distribution (whether in cash or property) on any shares of its capital stock without the prior written consent of the holder(s) of the notes issued thereunder.

         Substantial Litigation and Regulatory Actions Involving the Company. The Company in recent years has been and, pending the receipt of final approvals of a number of litigation settlements which have been negotiated, continues to be involved in significant legal proceedings involving both litigation against the Company and actions commenced by the Company against others. In addition, the Company has been, and continues to be, the subject of regulatory investigations by the Federal Trade Commission (the "FTC") and the Consumer Product Safety Commission ("CPSC").

         Material abbreviated information regarding the current status of material pending litigation and regulatory actions involving the Company is set forth below. However, as it pertains to previously reported matters, such information does not purport to be complete and is qualified in its entirety by the detailed description of the legal and regulatory proceedings set forth in the Company's 1994 and 1995 Annual Reports under "Item 3, Legal Proceedings;" and the Company's Current Report on Form 8-K dated April 13, 1995 under "Item 5, Other Events." Such descriptions variously include information relating to the status of the proceedings, the Company's evaluation of the claims made against it and the like. Certain updated information regarding such matters and additional potential or pending litigation also is set forth below.

         1. Shareholders' Federal Class Action. In June 1993, a class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania against the Company and certain of its former executive officers. Five similar lawsuits subsequently were filed in the same court. The six actions were consolidated, and an amended consolidated class action complaint was filed in October, 1993. The complaint involved allegations concerning disclosure by the Company of its ongoing relationship with Positive Response Television, Inc., an infomercial producer, and Ronic, S.A., a supplier of the Company. The parties have reached a settlement of this action, calling for cash payments by the Company's insurer of $2.175 million and the issuance, subject to adjustment, of 145,000 shares of Common Stock. In connection with the settlement, the Company recorded a charge of approximately $725,000 during the fiscal year ended March 31, 1995.

         2. Shareholders' Delaware Class Actions. In January 1994, four class action complaints were filed against the Company and certain of its present and former officers and directors in the Court of Chancery of the State of Delaware in connection with a proposed merger transaction with ValueVision International, Inc. ("ValueVision"). See the discussion of the litigation set forth under "Item
3. Legal Proceedings--Shareholders' Delaware Class Actions" in the Company's 1995 Annual Report. The Company and the other parties to the litigation have reached agreement in principle to settle these actions as well as the Lachance and Efron and Cohen class action litigation described below, providing for cash payments by the Company's insurer of $1.125 million and cash payments by the Company of $375,000, as to which the Company recorded a charge in the fourth quarter of its 1995 fiscal year.

         3. Lachance and Efron and Cohen Class Action. In July and December, 1994, stockholders filed purported class action lawsuits in federal court against the Company and certain of its former officers and directors in connection with the aborted ValueVision tender offer. The parties have reached an agreement in principle to settle the matter as discussed under paragraph 2 above.

         4. Consumer Product Safety Commission Investigation. On February 24, 1994, the staff of the CPSC notified the Company that it had made a preliminary determination that a particular model of the Company's Juice Tiger(R) product presents a "substantial product hazard," under the Consumer Product Safety Act. The CPSC staff requested the Company to take voluntary corrective action to ameliorate such alleged product hazard. While the Company has disputed that the model in question presents a substantial product hazard, the Company and the CPSC staff are presently discussing the form and nature of voluntary action proposed by the Company to assuage the CPSC staff's concerns. The CPSC staff has also indicated that, upon agreement on and implementation of a corrective action plan, it may investigate and assess whether the Company failed to comply with reporting requirements under the Consumer Product Safety Act such as to warrant imposition of a civil penalty. Management believes that it is not yet possible to determine whether the cost of implementing any such corrective action plan and the amount of any such civil penalty, alone or together, will have a material adverse effect on the Company.

         5. Terminated Tender Offer and Merger Agreement with ValueVision International, Inc. On April 22, 1994, the Company filed suit in federal court against ValueVision alleging that ValueVision had wrongfully terminated its amended tender offer. In May 1994, ValueVision answered the Company's complaint and set forth various counterclaims. The Company and ValueVision have agreed to settle this action and have, in connection with such settlement, executed a

Telemarketing, Production and Post-Production Agreement and a Joint Venture Agreement. All of such matters are subject to the approval of the Company's stockholders on or before August 31, 1995. There can be no assurance that such approval will be obtained. For a full discussion of such matters see the Company's Current Report on Form 8-K dated April 13, 1995, under "Item 5 - Other Events."

         6. William H. Campbell. In July 1994, William H. Campbell, a former officer of the Company, filed a complaint in federal court against the Company and John J. Turchi, Jr., the Company's former Chairman and Chief Executive Officer, alleging that the defendants fraudulently induced him to purchase the Company's Common Stock through the exercise of stock options and to forebear from selling his shares of Common Stock. Mr. Campbell seeks to recover compensatory damages in excess of $1.3 million as well as punitive damages and to rescind all alleged debts owed to the Company by Mr. Campbell (approximately $238,000). The parties have informally reached a confidential settlement of the action, and on December 9, 1994, the court dismissed the case with prejudice. The court has retained jurisdiction of the case in the event that any party seeks to have the dismissal vacated, modified or stricken should the parties fail to execute and deliver a definitive settlement agreement. Although the Company has no reason to expect that such a definitive settlement agreement will not be executed by all parties, there can be no assurance that the settlement will be so finalized. Management of the Company believes that the definitive settlement, if implemented on substantially the terms of the informal settlement, would not be likely to have a material adverse effect on the financial position or results of operations of the Company.

         Regulatory Matters. The infomercial industry is regulated by the FTC, the United States Post Office, the CPSC, the Federal Communications Commission, the Food and Drug Administration, various States' Attorneys General, and other state and local consumer protection and health agencies. The FTC directly regulates marketers of products, such as the Company, credit card companies which process customer orders and others involved in the infomercial and direct marketing industries.

                  The Company's marketing activities and/or products have been and will continue to be subject to the scrutiny of each of the aforementioned regulatory agencies. An adverse determination or extended investigation by any of these agencies could have a material adverse effect on the Company. Moreover, the domestic and international regulatory environments in which the Company operates are subject to change from time to time. It is possible that changes in the regulations to which the Company is subject might have a material adverse effect on the Company's business, operation and financial condition. As a result of prior settlements with the FTC, the Company has agreed to two consent orders which among other things require the Company to submit compliance reports to the FTC staff. The Company has submitted the compliance reports as well as additional information requested by the FTC staff. In connection with one of these orders, the Company recently received a request from the FTC for certain information regarding the Company's infomercials in order to determine whether the Company is in compliance with such order. The Company is cooperating with such request and as of the current date believes itself to be in compliance with the consent orders and other FTC requirements.

                  The Company's international business is subject to the laws and regulations of England and of the European Union and various consumer and health protection laws and regulations in other countries in which the programming is broadcast, where applicable. If any significant actions were brought against the Company or any of its subsidiaries in connection with a breach of such laws or regulations, including the imposition of fines or other penalties, or against one of the entities through which the Company obtains a significant portion of its media access, the Company's results of operations could be materially adversely affected. At this time, the Company's European business is operating under licenses issued in the United Kingdom. There can be no assurance that changes in the laws and regulations of any territory which forms a significant portion of the Company's market will not adversely affect the Company's business.

         Dependence on Key Personnel. The Company is dependent upon its ability to attract, and retain recognizable and effective spokespersons for its infomercial programming. The Company currently utilizes a limited number of spokespersons. The inability of the Company to attract, retain or replace effective spokespersons in the future could have a material adverse effect on the Company.

         Product Liability Claims. Products sold by the Company may expose it to potential liability from claims by users of such products. The Company generally requires the manufacturers of its products to carry product liability insurance, although in certain instances where a limited amount of products are purchased from non-U.S. vendors, the Company may not formally require the vendor to carry product liability insurance. (Certain of such vendors, however, may in fact maintain such insurance.) There can be no assurance that such parties will maintain this insurance or that this coverage will be adequate to cover all potential claims. The Company currently maintains product liability insurance coverage in amounts deemed prudent. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

         Media Access; Related Matters. The Company is dependent on having access to media time to televise its infomercials on cable networks, network affiliates and local stations. There can be no assurance that the Company will be able to purchase or renew media time on a long-term basis or at favorable price levels. The Company purchases a significant amount of its media time from cable television and satellite networks. These cable television and satellite networks assemble programming for transmission to multiple and local cable system operators. These operators may not be required to carry all of the network's programming. The Company currently does not pay and is not paid for the "privilege" of being broadcast by these operators. It is possible that, if demand for air time grows, and because of recently enacted cable legislation, these operators will begin to charge the Company to continue broadcasting the Company's infomercials or limit the amount of time available to the Company. Recently, larger multiple system operators have elected to change their operations by selling dark time (i.e. the hours during which a station does not broadcast its own programming). Significant increases in the cost of media time or significant decreases in the Company's access to media time could have a material adverse effect on its results of operations.

                  Approximately one-third of the Company's media time is purchased under long-term contracts, which are generally from one to five years in length. Long-term contracts require the Company to make advance purchases and commitments to purchase media time which, to the extent the Company does not use it effectively, will have a material adverse effect on the Company's results of operations. However, in the past the Company has generally been able to maintain a flow of infomercials to fill the media time on channels where it has advance commitments. In addition, as part of its media strategy, the Company arranges to sell any excess media time to others, if necessary. There can be no assurance, however, that the Company will be able to use all of its media time or sell it to others.

         Strategic Partnerships. The Company has entered into relationships with manufacturers of consumer products in several product categories, including Regal Ware, Inc., CSA, Inc. and Blue Coral, Inc. These manufacturers have come to realize that the showcasing of a product through an infomercial on television is a powerful means to create and build brand awareness and generate follow-up product sales. A clear advantage of these relationships to the Company is that the manufacturing partner provides research and development support and assumes the inventory risk, thereby reducing the Company's financial risk as well as its working capital requirements. Additionally, the Company recently entered into a two year agreement with Mitsui & Co., Ltd. to provide media time and fulfillment service in support of the Company's Japanese operations. A loss of any of these relationships could have a material adverse affect on the Company's business and results of operations.

         Competition. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs.

         Dependence on Key Products by the Company and Unpredictable Market Life. The Company has been dependent on its ability to develop a relatively small number of successful new products in each year. The Company's five most successful products in each of the fiscal years ended March 31, 1995, 1994, 1993, and 1992, accounted for 54%, 67%, 47%, and 59% respectively, of the

Company's net revenues for such periods. Product sales for a given period reflect, among other things, customer response to the infomercials on the air during the period. Customer response to infomercials depends on many variables, including the appeal of the products being marketed, the effectiveness of the infomercials and the availability of competing products, and the timing and frequency of air-time. There can be no assurance that the Company's new products will receive market acceptance. In addition, in the event the Company does not have an adequate supply of inventory, as a result of production delays or shortages or inadequate inventory management, it may lose potential product sales. The ability of the Company to manage its inventory is of critical importance due to the Company's practice of minimizing its inventory of a given product. This issue is made even more difficult by the international nature of the Company's business.

         Most of the Company's products have a limited market life for sales through infomercials. Historically, the majority of products generate their most significant domestic revenue in their introductory year, while foreign revenues have tended to be generated more evenly over a longer period. In the event the Company increases the number of times an infomercial is broadcast within a market, the market life of such product in such market may decrease. There can be no assurances that a product which has produced significant sales will continue to produce significant or any sales in the future. As a result, the Company is dependent on its ability to continue to identify and successfully market new products. The failure of newly introduced products or significant delays in the introduction of, or failure to introduce, new products would adversely impact the Company's results of operations in terms of both lost opportunity cost and actual loss of dollars invested.

         Dependence on Foreign Sales by The Company. The Company had no sales outside the United States and Canada prior to June 1991. In the fiscal years ended March 31, 1995, 1994, 1993 and 1992, approximately 45.7%, 26.7%, 26.4% and
13.8%, respectively, of the Company's net revenues were derived from sales to customers outside the United States and Canada, and such sales represented a 74.8% increase in the fiscal year ended March 31, 1995 from the fiscal year ended March 31, 1994, a 22.6% increase in the fiscal year ended March 31, 1994 from the fiscal year ended March 31, 1993 and a 165.5% increase in the fiscal year ended March 31, 1993 from the fiscal year ended March 31, 1992. In the fiscal years ended March 31, 1994 and 1995, sales in Germany accounted for approximately 12-13% of the Company's net revenues. In late July 1994 the Company began airing its infomercials in Japan. Since that time, on an annualized basis, sales of the Company's products in Japan have accounted for approximately 20.4% of the Company's net revenues. The Company anticipates that sales in Japan and elsewhere in the Pacific Rim will continue to increase as a proportion of the Company's overall sales. This increase in international sales activity has resulted in increased working capital requirements as a result of additional lead time for delivery and payment of product prior to receipt of sale proceeds. However, while the Company's foreign operations have the advantage of airing its infomercials that have been successful in the United States, as well as successful infomercials produced by companies with limited media access and distribution capabilities, there can be no assurance that the Company's foreign operations will continue to generate significant increases in net revenues. In addition, the Company is subject to the risks of doing business abroad, including adverse fluctuations in currency exchange rates, transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls, and increased customs or local regulations. The occurrence of any one or more of the foregoing could adversely affect the Company's results of operations.

         Dependence on Third Party Manufacturers. The Company is dependent on its strategic partners and other third party sources, both foreign and domestic, to manufacture all of its products, but does not depend on any one particular supplier for a majority of its products. It is inherent in the nature of the Company's business for a strategic partner or a limited number of manufacturers to manufacture certain of its products at any given time. The inability of the Company, either temporarily or permanently, to obtain a timely supply of product to fulfill sales orders for a specific product could have a material adverse impact on the Company. Moreover, because the time from the initial approval of a product by the product development department to the first sale of such product is relatively short, the Company's ability to identify sources that can meet its production deadlines at a reasonable cost and produce a high quality product is important to its business, and there can be no assurance that the Company will successfully locate such sources. Because the Company often relies on foreign manufacturers, it must allow longer lead times to order products to fulfill customer orders and utilizing such foreign manufacturers exposes the Company to the general risks of doing business abroad.

         Shares Eligible for Sale under Registration Rights. In February 1995, the Company completed a registration process with respect to 500,000 shares of Common Stock which were issued in connection with the settlement of certain litigation which allows the holder of such shares to sell them publicly. To the best of the Company's knowledge, substantially all of such shares remain in the hands of such holder. Also, during the period October 1994 through January 1995, the Company sold and issued in privately negotiated transactions an aggregate of 255,796 shares of Series B Convertible Preferred Stock and warrants to purchase an aggregate of 3,069,552 shares of Common Stock (the "Acquisition Warrants"). At the present time, the issued and outstanding Series B Convertible Preferred Stock is convertible into an aggregate of 2,557,960 shares of Common Stock. In addition, the Company obtained a $5.0 million term loan in October 1994, pursuant to which the Company issued to the lender warrants to purchase 2,250,000 shares of Common Stock (the "Loan Warrants"). Each Acquisition Warrant and Loan Warrant becomes exercisable approximately one year from the date it was issued. All of the Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the Acquisition Warrants and the Loan Warrants (herein referred to as "Restricted Shares"), may not be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, including, but not limited to, the limitations established by Rule 144 promulgated under the Securities Act. Restricted Shares may not be sold under Rule 144 unless they have been held for at least two years. After such two-year holding period, such Restricted Shares may be sold in brokers' transactions or to market makers in aggregate amounts that in any three-month period do not exceed the greater of 1% of the total number of shares of Common Stock then outstanding or the average weekly trading volume for the four week period prior to such sale. After they have been held for more than three years, Restricted Shares held by persons who are not "affiliates" (as defined in Rule 405 promulgated under the Act) of the Company may be sold without regard to such volume limitations if the other requirements of Rule 144 are met. Even after the three-year holding period, any Common Stock held by affiliates of the Company may only be sold under Rule 144 in accordance with the limitations described above. The foregoing is a summary of Rule 144 and is not intended to be a complete description thereof.

                  The Company has contractually obligated itself, subject to certain limitations, to register all of the Restricted Shares under the Securities Act upon the demand of the holders thereof and/or upon the registration of other shares by the Company. If such registration occurs, all of such Restricted Shares will be subject to sale in the open market in the discretion of the holders thereof. The Company has also agreed to issue, subject to the approval of Company's stockholders at its next annual meeting, warrants to purchase an aggregate of 1,000,000 shares of Common Stock, all of which stock will also be restricted upon issuance but will be subject to registration upon similar terms as the Restricted Shares.

         Risks Associated with Entering into New Markets. The Company's dependence on revenues from sales of products outside the United States and Canada is described above, under "Dependence on Foreign Sales by the Company." In particular, the Company's entrance into the Japanese market should be noted. As the Company enters into markets such as Japan it is faced with the uncertainty of never having done business in that commercial, political and social setting. Accordingly, despite the Company's best efforts, its likelihood of success in each new market which it enters is unpredictable for reasons particular to each such market. It is also possible that, despite the Company's apparently successful entrance into a new market, that some unforeseen circumstance will arise which limits the Company's ability to continue to do business or to expand in that new market.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares of Common Stock offered hereby. The Selling Stockholders will receive all of the net proceeds from the sale of the Shares of Common Stock offered hereby.

                              SELLING STOCKHOLDERS

         The following persons are current and former directors and executive officers of the Company and/or its subsidiaries, each of whom is eligible to sell pursuant to this Prospectus the number of Shares set forth opposite their name in the table below. In addition, eligible participants in the Management Plan may be granted Shares of Common Stock to be issued pursuant to the Management Plan and may sell such Shares pursuant to this Prospectus.


                                          Pre-Offering                                      Post-Offering
                                                                                           Total
                                     Total Number                                         Number of
                                      of Shares                                            Shares
                                     Beneficially       Percentage        Shares        Beneficially     Percentage
Selling Stockholders                   Owned(1)         of Class(2)      Offered(3)        Owned(3)       of Class(2)
- --------------------                -------------       -----------      ----------      ------------     -----------
Mark P. Hershhorn, President,         500,000(4)           3.39%          450,000           50,000            *
  Chief Executive Officer and
  Director
Brian McAdams, Chairman of            121,050(5)              *           120,000(5)         1,050            *
  the Board and Director
Constantinos I. Costalas,              85,000                 *            85,000                0            0
  Vice Chairman and Director
David J. Carman, Executive Vice       456,900(4)(6)        3.14%          300,000(6)       156,900         1.08%
  President, President and Chief
  Executive Officer of Quantum
  and a Director
John J. Sullivan, Senior Vice         144,015(4)(7)        1.01%           50,000(7)        94,015            *
  President, Administration,
  Planning and Investor
  Relations
James J. Jernigan, Executive          180,137(8)           1.25%          180,000(8)           137            *
  Vice President and Chief
  Operating Officer for
  North American Operations
Frederick S. Hammer, Director          50,000(4)(9)           *            25,000(9)        25,000            *
Jon W. Yoskin, II, Director            66,460(4)(10)          *            25,000(10)       41,460            *
John J. Turchi, Jr., former         1,543,265(11)         10.24%          825,000(11)      718,265         4.77%
  Chairman of the Board and
  Chief Executive Officer
Estate of
  Michael Hammond, former             166,666              1.16%          166,666                0            0
  President, Chief Operating
  Officer
James J. Gillin, former Director        5,000                 *             5,000                0            0
Eligible Participants in the
Management Plan(12)                   750,000(13)          5.00%          750,000                0            0


- ---------------------------
* Indicates less than one percent (1%).

(1) Assumes exercise of all options to purchase Shares granted to the Selling Stockholders pursuant to or outside the Plan and conversion of all convertible preferred stock held as of June 30, 1995.

(2) These percentages are calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder based on 14,241,332 shares of Common Stock outstanding.

(3) Assumes offer and sale of all Shares eligible to be offered and sold hereby by the Selling Stockholders.

(4) In accordance with Rule 13d-3, includes shares of Common Stock issuable upon the conversion of Series B Preferred Stock.

(5)  Includes 120,000 options to purchase Shares owned by Mr. McAdams.

(6)  Includes 300,000 options to purchase Shares owned by Mr. Carman.

(7)  Includes 50,000 options to purchase Shares owned by Mr. Sullivan.

(8)  Includes 180,000 options to purchase Shares owned by Mr. Jernigan.

(9)  Includes 25,000 options to purchase Shares owned by Mr. Hammer.

(10) Includes 25,000 options to purchase Shares owned by Mr. Yoskin.

(11) Includes 825,000 options to purchase Shares owned by Mr. Turchi.

(12) Individuals employed by the Company or certain of its subsidiaries as Chairman, Vice-Chairman, President, Executive Vice President, Senior Vice President, Vice President, Director and/or Manger are eligible to participate in the Management Plan.

(13) Assumes issuance of all shares eligible to be issued under the Management Plan.


                              PLAN OF DISTRIBUTION

          The Common Stock is listed for trading on the New York Stock Exchange (the "NYSE") and the Philadelphia Stock Exchange (the "PHLX"). The sale of the shares of Common Stock offered hereunder is not being underwritten. The shares of Common Stock covered by this Prospectus may be offered and sold by the Selling Stockholders from time to time on the NYSE or PHLX through broker-dealers selected by the Selling Stockholders at market prices prevailing at the time of sale, in private transactions at negotiated prices or otherwise. It is anticipated that such transactions will be effected without payment of any underwriting commissions or discounts, other than brokers' commissions or fees customarily paid in connection with such transactions, which commissions and fees will be borne by the Selling Stockholders.

          The Company has agreed to bear the costs of registering the shares of Common Stock offered hereby under the Securities Act, but will not receive any of the proceeds from the sale of the shares of Common Stock.

          There is no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereby.


                                 LEGAL MATTERS

          The legality of the shares of Common Stock offered hereby has been passed upon for the Company by Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company.


                                    EXPERTS

          The consolidated financial statements of the Company appearing in the Company's 1995 Annual Report have been audited by Ernst & Young LLP independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  No dealer, salesman or any other
person has been authorized to give
any information or to make any
representations not contained in
this Prospectus in connection with
the offering described herein and,
if given or made, such information
or representation must not be relied
upon as having been authorized by the
Company or the Selling Stockholders.
This Prospectus does not constitute
an offer to sell or a solicitation of
an offer to buy a security other than
the shares of Common Stock offered
hereby, nor does it constitute an offer
to sell or a solicitation of an offer to                 3,649,000 Shares
buy any of the securities offered
hereby in any jurisdiction to any person            NATIONAL MEDIA CORPORATION
to whom it is unlawful to make such offer or
solicitation in such jurisdiction. Neither
the delivery of this Prospectus nor
any sale made hereunder shall, under any                  Common Stock
circumstances, create any implication
that the information contained herein
is correct as of any date subsequent
to the date hereof.

          ----------                                       ----------

       TABLE OF CONTENTS                                   PROSPECTUS

          ----------                                       ----------

                                  Page
                                  ----
Available Information               2
Incorporation of Certain
 Documents by Reference             2                    June 11, 1995
The Company                         4
Risk Factors                        4
Use of Proceeds                     9
Selling Stockholders               10
Plan of Distribution               11
Legal Matters                      11
Experts                            11

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 are incorporated into this Registration Statement by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995;

     2.   The Company's Current Report on Form 8-K dated April 13, 1995; and

     3. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports on filed for the purpose of updating such description.


     All documents filed pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion or termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


Item 4. Description of Securities.

     Not  applicable.

Item 5. Interests of Named Experts and Counsel.

     Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company has delivered an opinion in connection herewith with respect to the legality of the shares of Common Stock being registered hereunder. Mr. Fleisher is the beneficial owner of 36,000 shares of Common Stock.

Item 6. Indemnification of Directors and Officers.

     The Company has adopted in its Certificate of Incorporation and Bylaws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

     Further, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify all persons whom it may indemnify pursuant to
Section 145 of the Delaware Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that the Company may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the

Company as a director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of the Company. In addition, the Company shall indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith.

Item 7. Exemption from Registration Claimed.

                    Any restricted securities to be offered or resold pursuant to this Registration Statement are exempt under Section 4(2) of the Securities Act of 1933, as amended, as a non-public offering of securities.

Item 8. Exhibits.

Exhibit No.                        Description
- -----------                        -----------
   4.1    National Media Corporation Amended and Restated 1991 Stock Option Plan

   4.2    National Media Corporation 1995 Management Incentive Plan

   4.3 Employment Agreement dated August 26, 1994 by and between the Company and Mark P. Hershhorn

   5 Opinion of Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company

  23.1    Consent of Ernst & Young LLP

  23.2 Consent of Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company (included in the opinion filed as Exhibit 5 hereto)

  24      Powers of Attorney (included in the signature pages hereto)

Item 9. Undertakings.

(a)  The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a) (1)(i) and (a) (1)(ii) do not apply if the information required to be included in a posteffective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered h therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. urities being

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to its Certificate of Incorporation, its bylaws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on this 11th day of July, 1995.


                                         NATIONAL MEDIA CORPORATION


                                         BY: /s/ Mark P. Hershhorn
                                             ----------------------------------
                                             Mark P. Hershhorn, President
                                             and Chief Executive Officer


                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of National Media Corporation whose signature appears below hereby appoints Mark P. Hershhorn and John J. Sullivan, jointly and each individually, as true and lawful attorneys-in-fact for the undersigned with full power of substitution, to execute in his name and on his behalf in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact shall deem appropriate, and to cause to be filed any such amendment (including exhibits thereto and other documents in connection therewith) to this Registration Statement with the Securities and Exchange Commission, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on this 11th day of July, 1995.



               Signature                                 Title(s)                               Date
               ---------                                 --------                               ----
/s/ Brian McAdams                         Chairman of the Board, Chairman of the            July 11, 1995
- ---------------------------               Executive Committee and Director
Brian McAdams

/s/ Mark P. Hershhorn                     President, Chief Executive Officer and            July 11, 1995
- ---------------------------               Director
Mark P. Hershhorn

/s/ John J. Sullivan                      Senior Vice President, Administration,            July 11, 1995
- ---------------------------               Planning and Investor Relations
John J. Sullivan                          (Principal Accounting Officer)


- ---------------------------               Executive Vice President                          July __, 1995
David J. Carman                           and Director

/s/ Charles L. Andes                      Director                                          July 11, 1995
- ----------------------------
Charles L. Andes




/s/ Constantinos I. Costalas              Vice Chairman of the Board (Principal             July 11, 1995
- ---------------------------               Financial Officer) and Director
Constantinos I. Costalas


- ---------------------------               Director                                         July ___, 1995
Michael J. Emmi

- ---------------------------               Director                                         July ___, 1995
Frederick S. Hammer


- ---------------------------               Director                                         July ___, 1995
Ira M. Lubert

/s/ Jon W. Yoskin II                      Director                                          July 11, 1995
- ---------------------------
Jon W. Yoskin II




                               INDEX TO EXHIBITS

Exhibit
Number                   Description

4.1 National Media Corporation Amended and Restated 1991 Stock Option Plan. (Previously filed as an Exhibit to Registrant's Proxy Statement in connection with its Annual Meeting held on February 22, 1995.)

4.2 National Media Corporation 1995 Management Incentive Plan. (Previously filed as an Exhibit to Registrant's Proxy Statement in connection with its Annual Meeting held on February 22, 1995.)

4.3 Employment Agreement dated August 26, 1994 by and between the Company and Mark P. Hershhorn. (Previously filed as an Exhibit to Registrant's Report on Form 8-K dated August 26, 1994.)

5* Opinion of Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company

23.1*                    Consent of Ernst & Young LLP

23.2* Consent of Marshall A. Fleisher, Esquire, Vice President/Legal and Corporate Secretary of the Company (included in Exhibit 5)

24* Powers of Attorney (included in the signature pages hereto)

- -----------------
* Filed herewith.